Mail Stop 4561

June 28, 2006

Mr. Leslie I. Handler
President
Encompass Holdings, Inc.
1005 Terminal Way, Suite 110
Reno, Nevada 89502

> **Re:** **Encompass Holdings, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Amendment No. 2 to the above referenced Form 10-KSB**
> **Amendment No. 2 to Form 10-KSB for the fiscal year ended-**
>   **June 30, 2005**
> **File No. 333-82608**

Dear Mr. Handler:

We have completed our review of your Form 10-KSB for the fiscal year ended December 31, 2004 and the other amended documents referenced above and have no further comments at this time.

Sincerely,

Steven Jacobs
Branch Chief